UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,

SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Buenaventura Announces Fourth Quarter 2024 Results for Production and Volume Sold per Metal

Lima, Peru, February 11, 2024 – Compañía de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 4Q24 results for production and volume sold.

Production per Metal

	Three Months Ended December 31, 2024	Year Ended December 31, 2024	Year Ended December 31, 2025 Guidance(1)
Gold ounces produced
El Brocal	6,317	23,646	15.5k - 18.5k
Orcopampa	16,466	70,892	45.0k - 50.0k
Tambomayo	7,823	33,896	12.5k - 15.5k
Julcani	1,664	4,504	7.5k - 9.5k
La Zanja	7,091	15,746	18.0k – 21.0k
San Gabriel (4)	0	0	10.0k – 15.0k
Total Direct Operations (2)	39,362	148,683	108.5k – 129.5k
Coimolache	9,566	48,120	50.0k - 55.0k
Total incl. Associated (3)	40,761	158,856	122.6k – 144.4k

Silver ounces produced
El Brocal	420,802	2,122,742	1.1M - 1.4M
Uchucchacua	839,090	2,364,035	2.7M - 3.2M
Yumpag (5)	2,105,606	8,123,445	7.3M - 7.8M
Orcopampa	6,636	29,493	-
Tambomayo	268,602	1,412,092	1.2M - 1.5M
Julcani	312,554	1,402,786	1.5M - 1.8M
La Zanja	8,733	23,637	-
Total Direct Operations (2)	3,962,024	15,478,231	13.8M - 15.7M
Coimolache	57,741	236,082	0.2M - 0.3M
Total incl. Associated (3)	3,822,871	14,754,144	13.5M - 15.3M

Lead metric tons produced
Uchucchacua	2,939	13,751	16.0k - 18.0k
Tambomayo	965	4,058	-
Julcani	108	727	0.8k - 1.0k
Total Direct Operations (2)	4,013	18,536	16.8k - 19.0k

Zinc metric tons produced
El Brocal	0	1,985	-
Uchucchacua	4,684	21,205	23.0k - 26.0k
Tambomayo	1,228	5,262	1.0k - 1.3k
Total Direct Operations (2)	5,913	28,452	24.0k - 27.3k

Copper metric tons produced
El Brocal	14,191	56,525	55.0k - 60.0k
Total Direct Operations (2)	14,191	56,525	55.0k - 60.0k

1.	2025 projections are considered to be forward-looking statements and represent management’s good faith estimates or expectations of future production results as of February 2025.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
3.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
4.	4Q25 targeted production initiation remains unchanged, subject to final permitting and required approvals.
5.	Considers ore from the pilot stope approved within Yumpag EIA-sd.

1

Volume Sold per Metal

	Three Months Ended December 31, 2024	Year Ended December 31, 2024
Gold ounces sold
El Brocal	3,825	14,501
Orcopampa	16,403	70,626
Tambomayo	7,129	31,328
Julcani	1,460	3,987
La Zanja	6,798	15,323
Total Direct Operations (1)	35,615	135,766
Coimolache	10,414	48,941
Total incl. Associated (2)	38,315	149,795

Silver ounces sold
El Brocal	336,635	1,739,941
Uchucchacua	734,812	2,080,541
Yumpag (3)	2,062,192	7,847,952
Orcopampa	4,947	27,121
Tambomayo	232,468	1,268,157
Julcani	290,618	1,342,669
La Zanja	25,694	57,835
Total Direct Operations (1)	3,687,366	14,364,215
Coimolache	61,500	238,893
Total incl. Associated (2)	3,582,184	13,788,902

Lead metric tons sold
El Brocal	0	72
Uchucchacua	2,515	12,267
Yumpag (3)	8	63
Tambomayo	821	3,513
Julcani	91	649
Total Direct Operations (1)	3,435	16,564

Zinc metric tons sold
El Brocal	0	1,592
Uchucchacua	3,858	17,451
Tambomayo	978	4,209
Total Direct Operations (1)	4,835	23,252

Copper metric tons sold
El Brocal	13,398	53,107
Tambomayo	63	158
Julcani	8	87
Total Direct Operations (1)	13,469	53,353

1.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
2.	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
3.	Considers ore from the pilot stope approved within Yumpag EIA-sd.

2

Average realized prices(1)(2)

	Three Months Ended December 31, 2024	Year Ended December 31, 2024
Gold (US$/Oz)	2,641	2,407
Silver (US$/Oz)	31.17	28.92
Lead (US$/MT)	1,890	2,039
Zinc (US$/MT)	3,084	2,715
Copper (US$/MT)	8,883	9,063

1.	Considers Buenaventura consolidated figures.
2.	Realized prices include both provisional sales and final adjustments for price changes.

Commentary on Operations

Tambomayo: 2024 gold production exceeded revised guidance, primarily due to an increase in processed ore. 2024 lead and zinc production were in line with expectations. 2024 silver production underperformed slightly relative to adjusted guidance, primarily due to delays related to poor ground conditions at the high silver grade ore stopes which made extraction more challenging.

2025 Guidance: Buenaventura anticipates a decrease in gold, lead, and zinc production at its Tambomayo operations relative to 2024. The Company expects an approximately 40% decrease in throughput for the year, as well as lower gold, lead, and zinc grades as the mining sequence progresses into lower-grade areas. However, higher silver grades in the scheduled 2025 mining areas are expected to offset the decrease in volume processed, resulting in stable silver production, year-on-year.

Orcopampa: 2024 gold and silver production was in line with expectations.

2025 Guidance: Guidance reflects a year-on-year decrease in gold production as well as an approximately 45% reduction in annual throughput, partially offset by higher gold grades expected in the scheduled 2025 mining areas as some stopes from Pucarina and Nazareno veins come into production.

Coimolache: 2024 Gold production exceeded projections due to an accelerated percolation rate at the leach pad and to higher grades than was previously expected.

2025 Guidance: The Company expects a year-on-year increase in gold production due to the expansion of the leach pad, which will be ready to receive fresh ore starting in 2H25. Buenaventura expects to obtain the necessary permits in 1Q25 with expected construction in 2Q25 and the resulting resumption of fresh ore leaching in 3Q25. The Coimolache production plan combines fresh ore with low-grade stockpile ore for leaching on the Tantahuatay pad to offset the decreased production planned for the 1H25.

3

Julcani: 2024 silver production underperformed slightly relative to adjusted guidance, primarily due to the transition from silver into copper-gold stopes. 2024 gold production therefore exceeded revised guidance slightly, gradually increasing as the operation transitions to zones richer in copper-gold.

2025 Guidance: The Company expects a year-on-year increase in silver and gold production due to an approximately 20% increase in expected throughput for the year, driven by an increased contribution of ore extracted from the Socorro sector.

Uchucchacua: 2024 silver and zinc production was in line with expectations. 2024 lead production underperformed slightly relative to adjusted guidance due to lower than expected grades.

2025 Guidance: Buenaventura anticipates a year-on-year increase in silver, lead, and zinc production resulting from an approximately 20% increase in throughput for 2025. This is due to optimized operations at Uchucchacua, which is projected to increase to 2,000 tpd by year-end 2025 from 1,500 tpd currently.

Yumpag: 2024 Silver production exceeded projections mainly due to higher than expected grades.

2025 Guidance: Buenaventura expects a decrease in silver production year-over-year, primarily due to lower silver grades. However, this will be partially mitigated by increased ore volume processed, as 2025 represents Yumpag’s first full 12-months of production at 1,000 tpd; the operations’ maximum allowable throughput based on the environmental permit currently in place. Buenaventura has planned to apply in 2025 for mining extraction rate expansion, enabling these operations to achieve 1,200 tpd during 2026.

El Brocal: 2024 copper and zinc production was in line with expectations. 2024 gold and silver production exceeded expectations primarily due to better than expected by-product recovery from copper concentrate extracted from the underground mine.

2025 Guidance: Buenaventura expects copper production to remain consistent with 2024 levels as underground mine production ramp-up continues, partially offset by lower copper grades. The targeted underground mine exploitation rate at El Brocal exceeded the original 11,500tpd target, reaching 12,500 tpd in 4Q24. A significant decrease in El Brocal silver and gold production is expected in 2025 due to the full depletion of the remaining ore inventory from Colquijirca’s Tajo Norte Mine in 2024, as well as ongoing temporary suspension of mining activities at Tajo Norte Mine. There are no plans for lead and zinc production for 2025.

4

San Gabriel:

2025 Guidance: Construction and mine development at San Gabriel will continue as planned during 1H25. In 3Q25, Buenaventura will focus on ensuring the processing plant's operational readiness for commercial production. 4Q25 targeted production initiation remains unchanged, subject to final permitting and required approvals.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

(*) Operations wholly owned by Buenaventura.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: February 11, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer